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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AAMES FINANCIAL CORPORATION
(Name of Subject Company (Issuer))

AAMES FINANCIAL CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

5.5% Convertible Subordinated Debentures due 2006
(Title of Class of Securities)

00253A AE1
U9871P AA6
(CUSIP Number of Class of Securities)

John F. Madden, Jr.
Senior Vice President and General Counsel
Aames Financial Corporation
350 South Grand Avenue, 43rd Floor
Los Angeles, CA 90071
(323) 210-5000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:

Simeon Gold, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$113,970,000	$10,486
*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the exchange of $113,970,000 aggregate principal amount of 5.5% Convertible Subordinated Debentures due 2006 (the "Existing Debentures") of Aames Financial Corporation ("Aames") for $91,176,000 aggregate principal amount of 4.0% Convertible Subordinated Debentures due 2012 of Aames. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals .000092 of the market value of Existing Debentures proposed to be acquired by Aames. Under Rule 0-11(a)(4), because there is no market for Existing Debentures, the value is based on the book value of the Existing Debentures. As of May 10, 2002, the latest practicable date prior to the date of filing, the book value of the Existing Debentures proposed to be acquired by Aames was $113,970,000.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by Aames Financial Corporation, a Delaware corporation ("Aames"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange its 4.0% Convertible Subordinated Debentures due 2012 (the "New Debentures") for any and all of its outstanding 5.5% Convertible Subordinated Debentures due 2006 (the "Existing Debentures") upon the terms and subject to the conditions set forth in the Offering Memorandum, dated May 15, 2002 (the "Offering Memorandum"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the "Exchange Offer").

        The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Offering Memorandum under "Summary—The Exchange Offer" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	The name of the subject company is Aames Financial Corporation, a Delaware corporation ("Aames"). The address of Aames' principal executive offices is 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071. Its telephone number is (323) 210-5000.
(b)
The class of equity securities to which this Schedule TO relates is the Existing Debentures. As of the date of this Statement, there were outstanding $113,970,000 principal amount of the Existing Debentures. The information set forth in the Offering Memorandum under "Summary—The Exchange Offer" is incorporated herein by reference.
(c)
The Existing Debentures are not listed on a national securities exchange. The trading markets for the Existing Debentures are limited and sporadic, and prices may fluctuate significantly depending on the volume of trading in the Existing Debentures. The information set forth in the Offering Memorandum under "Summary—The Exchange Offer" and "The Exchange Offer—Market Trading and Information Regarding Our Existing Debentures and Common Stock" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The name of the filing person is Aames Financial Corporation, which is also the subject company. The principal executive offices of Aames are located at 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071. Its telephone number is (323) 210-5000.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i-iii,v-xii)	The information set forth in the Offering Memorandum under "Summary," "The Exchange Offer," "Description of the New Debentures," "Comparison of Rights Between the Existing Debentures and the New Debentures" and "United States Federal Income Tax Consequences" is incorporated herein by reference.
(a)(1)(iv)	Not applicable.
(a)(2)(i-vii)	Not applicable.
(b)
Aames' principal stockholder, Capital Z Finance Services Fund II, L.P., through a partnership it controls, agreed to purchase $50,000,000 aggregate principal amount, or approximately 44%, of the Existing Debentures. Capital Z Financial Services Fund II, L.P. has informed Aames that it intends to participate in the Exchange Offer, although it has no legal obligation to do so. Other than as provided in response to this Item 4(b), none of the subject securities are to be purchased from any officer, director or affiliate of Aames.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	No agreement, arrangement or understanding exists between Aames (including any person specified in Instruction C of Schedule TO) and any other person with respect to the Existing Debentures, other than:
(1)
The Purchase Agreement, dated April 26, 2002, by and among Blue River, LLC, JMG Convertible Investments, L.P., JMG Trition Offshore Fund Ltd., Camden Asset Management L.P. (collectively, the "Holders"), Specialty Finance Partners ("SFP") and Capital Z Financial Services Fund II, L.P (collectively with SFP, "Capital Z"), a copy of which has been filed as Exhibit 13 to Amendment No. 6 to the Schedule 13D of Capital Z and is incorporated herein by reference (the "Purchase Agreement").
(2)
Indenture, dated as of February 26, 1996, between Aames and The Chase Manhattan Bank, N.A., relating to the Existing Debentures (incorporated by reference to Aames' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and filed with the Commission on July 3, 1996).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in the Offering Memorandum under "Questions and Answers About the Exchange Offer—Why Are We Making the Exchange Offer" and "The Exchange Offer—Purpose of the Exchange Offer" is incorporated herein by reference.

(b)	The Existing Debentures acquired pursuant to the Exchange Offer will be cancelled and retired.
(c)	(1)	None.
(2)
The information set forth in Aames' Form 10-Q for the quarter ended March 31, 2001 under "Management's Discussion and Analysis—Maintaining the Ability to Obtain Sufficient Lines of Credit and Become Self Financing," is incorporated herein by reference.
(3)
The information set forth in the Offering Memorandum under "Summary," "The Exchange Offer," "Description of the New Debentures" and "Comparison of Rights Between the Existing Debentures and the New Debentures" is incorporated herein by reference.
	(4)	None.
	(5)	None.
	(6)	None.
	(7)	None.
	(8)	None.
	(9)	The Purchase Agreement is incorporated herein by reference.
	(10)	None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a)	The Exchange Offer involves the exchange of Existing Debentures for New Debentures. No funds or other consideration is to be used in the transaction. The information set forth in the Offering Memorandum under "Summary" and "The Exchange Offer" is incorporated herein by reference.
(b)	Not applicable.
(d)	Aames will not borrow funds or consideration, either directly or indirectly, for the purpose of this transaction.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Capital Z, an associate of Aames, agreed to purchase $50,000,000 aggregate principal amount, or approximately 44%, of the Existing Debentures pursuant to the Purchase Agreement, which is incorporated herein by reference. The principal executive offices of Capital Z are located at 54 Thompson Street, New York, New York 10012. Its telephone number is (212) 898-8700.

(b)	The information set forth in the Offering Memorandum under "The Summary—Recent Purchases by Capital Z" is incorporated herein by reference. The Purchase Agreement is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	No person will be employed, retained or compensated to make solicitations or recommendations in connection with the Exchange Offer. The information set forth in the Offering Memorandum under "The Exchange Offer—Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)	The following financial statements and financial information are incorporated herein by reference:
	(1)	The audited financial statements of Aames set forth on pages F-1 through F-6 of Aames' Annual Report on Form 10-K for the fiscal year ended June 30, 2001, as amended on Form 10-K/A.
(2)
The unaudited balance sheets, comparative year-to-date income statements and related earnings per share data and statements of cash flows of Aames set forth on pages 3 through 5 of Aames' Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2002.
	(3)	The comparative income and ratio of earnings to fixed charges of Aames set forth in the Offering Memorandum under "Summary—Summary Consolidated Financial Data."
(4)
The net book value per share of common stock of Aames was $0.41 per share at March 31, 2002 (assuming conversion of all shares of Aames' Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock outstanding at March 31, 2002 into common stock).

Copies of the financial statements incorporated herein by reference pursuant to clause (a) of this Item 10 can be obtained as provided in the sections of the Offering Memorandum captioned "Where You Can Find More Information" and "Incorporation of Documents By Reference."
(b)	Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)	(1)	Not applicable.
	(2)	Aames is required to qualify the indenture pursuant to which the New Debentures will be issued under the Trust Indenture Act of 1939, as amended.

	(3)	Not applicable.
	(4)	Not applicable.
	(5)	None.
(b)
The information set forth in the Offering Memorandum and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offering Memorandum, dated May 15, 2002.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Form of Letter to Holders.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Press Release issued by Aames on April 30, 2002 (filed as Exhibit 99.1 to the Initial Schedule TO of Aames on April 30, 2002 and incorporated herein by reference).
(a)(5)(B)	Current Report on Form 8-K of Aames announcing prior proposals (filed on May 3, 2002 and incorporated herein by reference).
(a)(5)(C)	Press Release issued by Aames on May 15, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on May 15, 2002 and incorporated herein by reference).
(b)	Not applicable.

(d)(1)
Purchase Agreement, dated as of April 26, 2002, by and among the Holders, SFP and Capital Z (filed as Exhibit 13 to Amendment No. 6 to the Schedule 13D of Capital Z on April 30, 2002 and incorporated herein by reference).
(d)(2)
Indenture, dated as of February 26, 1996, between Aames and The Chase Manhattan Bank, N.A., relating to the Existing Debentures (incorporated by reference to Aames' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and filed with the Commission on July 3, 1996).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AAMES FINANCIAL CORPORATION
By:	/s/ JOHN F. MADDEN, JR. Name: John F. Madden, Jr. Title: Senior Vice President and General Counsel

Dated: May 15, 2002

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offering Memorandum, dated May 15, 2002.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Form of Letter to Holders.
(a)(5)(A)	Press Release issued by Aames on April 30, 2002 (filed as Exhibit 99.1 to the Initial Schedule TO of Aames on April 30, 2002 and incorporated herein by reference).
(a)(5)(B)	Current Report on Form 8-K of Aames announcing prior proposals (filed on May 3, 2002 and incorporated herein by reference).
(a)(5)(C)	Press Release issued by Aames on May 15, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on May 15, 2002 and incorporated herein by reference).
(d)(1)
Purchase Agreement, dated as of April 26, 2002, by and among the Holders, SFP and Capital Z (filed as Exhibit 13 to Amendment No. 6 to the Schedule 13D of Capital Z on April 30, 2002 and incorporated herein by reference).
(d)(2)
Indenture, dated as of February 26, 1996, between Aames and The Chase Manhattan Bank, N.A., relating to the Existing Debentures (incorporated by reference to Aames' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and filed with the Commission on July 3, 1996).

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CALCULATION OF FILING FEE
SCHEDULE TO
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX